November 21, 2019

Via EDGAR

Ms. Valerie Lithotomos

U.S. Securities and Exchange Commission
100 F Street, NE

Washington, DC 20549-0213

Re:	Responses to Comments on Post-Effective Amendment No. 172 to the Registration Statement on Form N-1A of USAA Mutual Funds Trust

(File Nos. 033-65572; 811-7852)

Dear Ms. Lithotomos:

On behalf of the above-referenced registrant, set forth below are the comments that were provided telephonically by the staff (“Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) on November 5, 2019, concerning Post-Effective Amendment No. 172 (the “Post-Effective Amendment”) to the Registration Statement on Form N-1A of USAA Mutual Funds Trust (the “Trust”), which was filed with the SEC on October 1, 2019, on behalf of the USAA Aggressive Growth Fund, USAA Capital Growth Fund, USAA Growth Fund, USAA Growth & Income Fund, USAA High Income Fund, USAA Income Fund,  USAA Income Stock Fund,  USAA Intermediate-Term Bond Fund,  USAA Money Market Fund, USAA Science & Technology Fund,  USAA Short-Term Bond Fund, USAA Small Cap Stock Fund, and USAA Value Fund (each, a “Fund” and collectively, the “Funds”),1 and the Trust’s responses thereto.

The Staff’s comments are set forth in italics and are followed by the Trust’s responses. Unless otherwise noted, defined terms have the same meanings as in the Post-Effective Amendment.

Prospectus

1. Comment: Please confirm that the expense examples reflect the expense waiver and/or reimbursement only for the period remaining under the expense reimbursement arrangement.

Response: The expiration of the expense reimbursement arrangement is June 30, 2021. As such, as noted in the lead-in paragraph to the expense examples, the expense reimbursement arrangement is reflected only for the period of the arrangement.  In this case, the limitation is reflected in the “3 Years” number in the expense examples only through June 30, 2021.

2. Comment:

Did any of the Funds’ investment advisory fees increase in connection with the sale of USAA Asset Management Company, the Funds’ former investment adviser, to Victory Capital Holdings, Inc., the parent company of Victory Capital Management Inc. (“Victory Capital”), the Funds’ new investment adviser (the “Transaction”)?

Response: The Trust confirms that none of the Funds’ investment advisory fees increased in connection with the Transaction and related change of control.

3. Comment: Please confirm that the Trust filed with the SEC, and delivered to shareholders, a proxy statement seeking approval of the new investment advisory agreement with Victory Capital in connection with the Transaction.

Response: The Trust filed a definitive proxy statement on February 20, 2019, in connection with the Transaction. At a shareholder meeting on April 18, 2019, shareholders of each Fund approved a new investment advisory agreement between the Trust, on behalf of each Fund, and Victory Capital, which became effective upon the closing of the Transaction.2

4. Comment: The Staff notes that the summary prospectus for the USAA Aggressive Growth Fund includes a short principal investment strategy. Consider adding disclosure to the Fund’s investment strategy.

Response: The Trust has revised the disclosure as follows:

The Fund invests primarily in equity securities of large-capitalization companies that are selected for their growth potential. Although the Fund invests primarily in U.S. securities, it may invest up to 20% of its total assets in foreign securities, including securities issued in emerging markets. The Fund employs a multi-manager structure with the underlying managers implementing fundamentally driven security selection investment processes that focus on companies exhibiting high levels of growth. The Fund generally considers large-capitalization companies to be companies that have a market capitalization in excess of $4 billion at the time of purchase. The Fund considers equity securities to include, among others, common stocks, preferred stocks, securities convertible into common stocks, and securities that carry the right to buy common stocks.

The Trust will review the summary prospectuses of other Funds and make similar changes to the extent applicable.

5. Comment: Consider presenting the Funds’ principal risks in order of significance and importance.

Response: The Trust currently lists each Fund’s principal risks in order of importance, rather than alphabetically.

6. Comment:

The Staff notes that the Trust includes Cybersecurity Risk in the Funds’ statement of additional information (“SAI”). Consider adding Cybersecurity Risk to each Fund’s principal risks in the prospectus.

Response: The Trust respectfully declines to include Cybersecurity Risk as a principal risk in each Fund’s prospectus.

Statement of Additional Information

7. Comment: Under the “Trustees and Officers of the Trust” section of the SAI, please add “during the past five years” to the sixth column (regarding “Other Directorships”) of the table that discloses the Trustees’ biographical information.

Response: The Trust has made the requested change.

** ***

If you have any questions with respect to the enclosed, please contact me at (216) 898-2526.

Sincerely,

/s/ Erin G. Wagner

Erin G. Wagner

Deputy General Counsel

Victory Capital Management Inc.

1

Victory Capital means Victory Capital Management Inc., the investment manager of the USAA Mutual Funds. USAA Mutual Funds are distributed by Victory Capital Advisers, Inc., a broker dealer registered with FINRA and an affiliate of Victory Capital. Victory Capital and its affiliates are not affiliated with United Services Automobile Association or its affiliates. USAA and the USAA logos are registered trademarks and the USAA Mutual Funds and USAA Investments logos are trademarks of United Services Automobile Association and are being used by Victory Capital and its affiliates under license.

2	The shareholder meeting was adjourned to May 8, 2019 for certain other series of the Trust, which are not included in the Post-Effective Amendment.